[redacted]

UNITED S[illegible]
SECURITIES AND EXCH[illegible]
Washington, D.[illegible]

11015991

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SEC FILE NUMBER
8-68471

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
WASH, D.C.
200

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (Date) AND ENDING December 31, 2010 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marlin & Associates Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, 36th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth B. Marlin
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue, Suite 200 (Address) East Hanover (City) NJ (State) 07936 (Zip Code)

CHECK ONE

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth B. Marlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marlin & Associates Securities LLC as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MILDRED HERNANDEZ
Notary Public, State of New York
No. 01HE6217462
Qualified in Orange County
Commission Expires Feb. 8, 2014

Sworn to before me this 22 day of Feb, 2011

State of New York
County of Orange } S.S.

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MARLIN & ASSOCIATES SECURITIES LLC

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	8
Schedule II - Statement Regarding SEC Rule 15c3-3	9
Independent Auditors' Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission	10

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member
Marlin & Associates Securities LLC

We have audited the accompanying statement of financial condition of Marlin & Associates Securities LLC as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marlin & Associates Securities LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 22, 2011

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

DFK INTERNATIONAL

MARLIN & ASSOCIATES SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS		
Cash and cash equivalents	$	455,243
Other assets		20,603
	$	475,846
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses	$	16,341
Member's equity		459,505
	$	475,846

See notes to financial statements.

MARLIN & ASSOCIATES SECURITIES LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2010

Revenues		
Advisory fees	$	2,535,720
Interest income		496
		2,536,216
Expenses		
Employee compensation and benefits		1,412,285
Occupancy costs		58,357
Professional fees		60,915
Regulatory fees and expenses		21,341
Insurance		9,645
Other operating expenses		10,914
		1,573,457
Income before taxes		962,759
Income taxes		38,510
Net income	$	924,249

See notes to financial statements.

MARLIN & ASSOCIATES SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2010

Member's equity, January 1, 2010	$	101,504
Contributions from member		224,238
Distributions to member		(790,486)
Net income		924,249
Member's equity, December 31, 2010	$	459,505

See notes to financial statements.

MARLIN & ASSOCIATES SECURITIES LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities		
Net income	$	924,249
Adjustments to reconcile net income to net cash provided by operating activities		
Other assets		(20,603)
Accrued expenses		16,341
Net cash provided by operating activities		919,987
Cash flows from financing activities		
Contributions from member		224,238
Distributions to member		(790,486)
Net cash used in financing activities		(566,248)
Net increase in cash and cash equivalents		353,739
Cash and cash equivalents, beginning of year		101,504
Cash and cash equivalents, end of year	$	455,243

Supplemental cash flow disclosures		
Income taxes paid	$	38,510

See notes to financial statements.

MARLIN & ASSOCIATES SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Marlin & Associates Securities LLC (the "Company") was organized on October 29, 2009 as a limited liability company under the laws of the State of New York and is a wholly owned subsidiary of Marlin & Associates Holdings LLC (the "Parent company").

The Company provides merger and acquisition advisory services and also operates as a placement agent specializing in the private placement of securities. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

The Company became a registered securities broker-dealer on August 4, 2010 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as cash, money market accounts and short-term highly liquid investments having maturities of 90 days or less from their acquisition date.

Revenue Recognition
Advisory fees are recorded on an accrual basis. Advisory fees received in advance of services rendered are deferred until earned.

Income Taxes
The Company is not a taxpaying entity for federal and state income tax purposes and, accordingly, no provision has been made for these income taxes. The Company files a consolidated New York City unincorporated business tax return with its Parent, and a portion of this tax is allocated to the Company based on pro-rata earnings.

As a single member LLC whose Parent is also a single member LLC, the Company's taxable income or loss is reported on the personal tax returns of its ultimate owner, whose federal, state

and local income tax returns for 2009 are subject to examination by tax authorities.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events
These financial statements were approved by management and available for issuance on February 22, 2011. Management has evaluated subsequent events through this date.

2 - RELATED PARTY TRANSACTIONS

The Parent company charges the Company for its allocated share of certain overhead expenses, totaling $241,889 for the year ended December 31, 2010. Additionally, the Company reimbursed the Parent company for additional employee compensation and benefits of $1,280,500 paid on its behalf.

3 - MAJOR CUSTOMER

Advisory fees from one customer were 100% of total advisory fees for the year ended December 31, 2010.

4 - REGULATORY REQUIREMENTS

As a register broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed eight times net capital, as defined, under such provision. At December 31, 2010, the Company had net capital of $438,902, which exceeded requirements by $433,902. The ratio of aggregate indebtedness to net capital was 0.04 to 1 at December 31, 2010.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2010

MARLIN & ASSOCIATES SECURITIES LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

Computation of net capital		
Total member's equity	$	459,505
Deductions and /or charges		
Non-allowable assets		(20,603)
Net capital	$	438,902
Computation of aggregate indebtedness		
Accrued expenses	$	16,341
Aggregate indebtedness	$	16,341
Computation of basic net capital requirement		
Minimum net capital required (12.5% of aggregate indebtedness)	$	2,043
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	433,902
Excess net capital @ 1000%	$	437,268
Ratio: aggregate indebtedness to net capital		0.04 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010)		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	455,243
Decrease resulting from December 31, 2010 audit adjustments, net		16,341
Net capital, as included in this report	$	438,902

MARLIN & ASSOCIATES SECURITIES LLC

SCHEDULE II

STATEMENT REGARDING SEC RULE 15c3-3

DECEMBER 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Marlin & Associates Securities LLC

In planning and performing our audit of the financial statements of Marlin & Associates Securities LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of

financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did identify a deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 22, 2011. The Company recorded revenue totaling $150,000 that was earned by its parent company, and did not record expenses allocable from its Parent totaling $57,544 for the year ended December 31, 2010, none of which affected the Net Capital Computation. The FOCUS report for the year ended December 31, 2010 misstated net income; however, the Company continued to have excess net capital in accordance with Rule 15c3-1.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey

MARLIN & ASSOCIATES SECURITIES LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-68471

YEAR ENDED DECEMBER 31, 2010

AND

INDEPENDENT AUDITORS' REPORT